

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2022

Brent Reynolds
Chief Executive Officer
NRI Real Token Inc.
1340 South Dixie Highway, Suite 612
Coral Gables, Florida 33146

      Re: NRI Real Token Inc.
          Amended Registration Statement on Form 10
          Filed October 18, 2022
          File No. 000-56395

Dear Brent Reynolds:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2022 letter

Amended Registration Statement on Form 10

General

1. Refer to your response to comment 2. Please reconcile your response that "[p]rivate key(s) for the custodial wallet account(s) are held by the custodian" with your disclosure that the investor will hold the private key. In addition, please clarify what type of contractual relationship, if any, the purchaser of a Security Token has with the custodian, ATS, or Transfer Agent.

2. Refer to your responses to comments 6, 7, and 8. Please disclose the substance of these responses in your amended registration statement.

Business, page 1

3. Please briefly clarify the difference between book-entry form and electronic, book-entry form. Please also reconcile your disclosure on page 1 that your outstanding shares of common stock are held in book-entry form and that there is no ability to hold issued shares of common stock in electronic, book-entry form with disclosure in the second risk factor on page 17 that investors cannot currently hold shares of common stock in book-entry form and the third risk factor on page 17 that investors may revert to book-entry form, "if established."

Investment Company Act Limitations, page 5

4. Please supplementally (a) identify the exclusion from the "investment company" status under the Investment Company Act of 1940 ("1940 Act") on which the Operating Partnership and each of its subsidiaries currently rely and on which they intend to rely and the specific basis for your position.

5. As noted in our comment of March 18, 2022, please revise the risk disclosure in Item 1A in the Form 10 to include a sufficiently detailed discussion of the basis of the Company's view that neither it nor its subsidiaries will be required to register as "investment companies" under the 1940 Act.

Discrepancies Between the Blockchain and the Transfer Agent's Book-Entry, page 60

6. Refer to your responses to comments 5 and 9. Please describe the Transfer Agent's process for deactivating the Security Tokens if the private key is lost; the Transfer Agent's process for verifying the book entry position and deactivating the Security Tokens if a custodial error or transfer error has occurred; and describe situations in which the Transfer Agent would be unable to deactivate Security Tokens and the consequences. Also, describe the step-by-step process to remedy discrepancies in the event a transfer has not been entered in the Transfer Agent's records and the process to remedy discrepancies between the Transfer Agent's distributed ledger and the Transfer Agent's book-entry record, including which record controls.

Transfer Restrictions, page 60

7. Refer to your response to comment 10. Please describe the "holder's investor portal" referenced on page 60. In addition, disclose how you will determine that the holder has satisfied conditions under applicable securities laws to have the restriction removed, including whether the holder will be obligated to submit an opinion of counsel.

Audited Financial Statements for the years ended December 31, 2021 and 2020, page F-1

8. We note that your registered public accounting firm, Berkower LLC, was censured by the SEC on September 30, 2022, and the engagement partner on your audits for the years ended December 31, 2021 and 2020 has been suspended from appearing or practicing

before the Commission as accountants pursuant to Rule 102(e) of the Commission's Rules of Practice, Making Findings, and Imposing Remedial Sanctions. You can find a copy of the order on the SEC's website at Berkower LLC; Michael G. Mullen, CPA; and Maurice Berkower, CPA (sec.gov). Given that you appear to continue to engage Berkower LLC as your registered public accounting firm after the censure of the accounting firm, please confirm to us that that neither Michael G. Mullen, CPA nor Maurice Berkower, CPA, are part of the engagement team performing audit and review procedures after September 30, 2022.

9.   We note that the registered public accounting firm, ASA & Associates LLP, with its headquarters in New Delhi, India, participated in the audit of your financial statements for the year ended December 31, 2021 along with Berkower LLC at a level just under 20% of total audit hours for the year ended December 31, 2021. Please tell us the nature of role that ASA & Associates LLP played in the audit of your December 31, 2021 financial statements given that you do not appear to have any operations outside of the United States.

1. Summary of Significant Accounting Policies
Organization, page F-6

10.   We have considered your response to comment 12. In your responses to comments 16 and 17 in your letter dated July 20, 2022, you state that NRI Real Token Thesis LLC controlled the Operating Partnership, prior to the September 30, 2022 reorganization. It appears that ASC 810-10-25-44 is only applicable in circumstances where no one party could be determined to have the power to direct the activities of a VIE that most significantly impact the VIE's economic performance. Given your July 20, 2022 response which appears to indicate that NRI Real Token Thesis LLC controlled the Operating Partnership, please tell us how you have determined that ASC 810-10-25-44 is applicable.

11.   Please tell us how you accounted for the reorganization which occurred on September 30, 2022 (e.g., business combination, reorganization of entities under common control, etc.) To the extent you have accounted for the transaction as a reorganization of entities under common control, please provide us with an analysis detailing how common control was established prior to and after the reorganization. Additionally, please tell us whether any consideration was exchanged between the parties as a result of the transaction.

12.   Please provide us with an analysis detailing the partnership rights held by NRI Real Token Thesis LLC prior to and after the September 30, 2022 reorganization, tell us how those rights changed as a result of the reorganization and explain to us how you concluded NRI Real Token Thesis no longer has a controlling interest in the Operating Partnership as a result of the reorganization. In addition, please tell us how you have accounted for the change in control of the Operating Partnership as a result of the reorganzation.

13.   We have reviewed your response to comment 11. Based on your responses it appears that your basis for recording the acquisition of 1350 S Dixie Holdings LLC by the Operating

Partnership on November 19, 2021 as a reorganization of entities under common control relies on Messrs. Nolan, Reynolds and O'Neill representing a common control group prior to and after the transaction.   In that regard, we note that these three individuals are unrelated, no single entity held a more than 50% ownership interest in property prior to the transaction and, per your response, there is no written agreement between these individuals, either prior to or subsequent to the acquisition, to vote a majority of membership interests in concert. Please tell us how you are able to determine that these three individuals represent a common group, or revise you accounting for the acquisition of 1350 S Dixie Holdings LLC by the Operating Partnership.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Berkowitz, Esq.